Powerbridge Technologies Co., Ltd.

1st Floor, Building D2, Southern Software Park

Tangjia Bay, Zhuhai, Guangdong 519080, China

December 10, 2018

VIA EDGAR

Diane Fritz

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Powerbridge Technologies Co., Ltd.

Amendment No.1 to Registration Statement on Form F-1

Submitted November 6, 2018

CIK No. 0001754323

Dear Ms. Fritz:

Powerbridge Technologies Co., Ltd. (the “Company”, “Powerbridge,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 27, 2018 regarding our Registration Statement on Form F-1 previously submitted on September 26, 2018 and amended on November 6, 2018 (the “Registration Statement”). For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amended F-1 submitted in confidentiality accompanying this Response Letter is referred to as Form F-1.

Please note that new language we are including in Form F-1 pursuant to your comments, is indicated in this letter in bold, italicized font; any deletions from the initial Registration Statement are indicated in this letter as strikethrough font.

Amendment No. 1 to Draft Registration Statement on Form F-1

Our Business, page 1

1.	We note your response to comment 4. We note you have disclosed the percentage of total revenue that each source contributed for fiscal 2017 and 2016. Please disclose comparable information for the six months ended June 30, 2018 and 2017.

Response: In response to the Staff’s comment we have revised the disclosure on page 2 to include the comparable information for the six months ended June 30, 2018 and 2017.

“We currently derive our revenues from three sources: (1) revenue from application development services generated from Powerbridge System Solutions, which require us to perform services including project planning, project design, application development and system integration based on customers’ specific needs. These services also require significant production and customization; (2) revenue from consulting and technical support services primarily generated from Powerbridge System Solutions, and (3) revenue from subscription services generated from Powerbridge SaaS Services. We currently generate most of our revenues from application development services, which represented 89.5% and 90.4% of total revenue in fiscal 2017 and 2016, respectively. Revenue from consulting and technical support services represented 6.6% and 5.2% of total revenue in fiscal 2017 and 2016, respectively. Revenue from subscription services represented 3.9% and 4.4% of total revenue in fiscal 2017 and 2016, respectively. For the six months ended June 30, 2018 and 2017, revenue from application development services represented 81.1% and 85.4% of total revenue, respectively, revenue from consulting and technical support services represented 14.8% and 6.9% of total revenue in 2018 and 2017, respectively, and revenue from subscription services represented 4.1% and 7.7% of total revenue, respectively.

For the fiscal years ending December 31, 2016 and 2017, our revenues were US$21.2 million and US$21.6 million, respectively. Our net profit grew from US$3.5 million in 2016 to US$4.0 million in 2017. For the six months ended June 30, 2017 and 2018, our revenues were US$6.6 million and US$7.9 million, respectively, and our net profit was US$1.5 million and US$1.3 million, respectively.”

“We currently derive our revenues from three sources: (1) revenue from application development services generated from Powerbridge System Solutions, which require us to perform services including project planning, project design, application development and system integration based on customers’ specific needs. These services also require significant production and customization; (2) revenue from consulting and technical support services primarily generated from Powerbridge System Solutions, and (3) revenue from subscription services generated from Powerbridge SaaS Services. We currently generate most of our revenues from application development services, which represented 89.5%, 90.4%, ~~and~~ 81.1% and 85.4% of total revenue in fiscal 2017 and 2016 and for the six months ended June 30, 2018 and 2017, respectively. Revenue from consulting and technical support services represented 6.6%, 5.2%, ~~and~~ 14.8% and 6.9% of total revenue in fiscal 2017 and 2016 and for the six months ended June 30, 2018 and 2017, respectively. Revenue from subscription services represented 3.9%, 4.4%, ~~and~~ 4.1% and 7.7% of total revenue in fiscal 2017 and 2016 and for the six months ended June 30, 2018 and 2017, respectively. For the fiscal years ending December 31, 2016 and 2017, our revenues were US$21.2 million and US$21.6 million, respectively. Our net profit grew from US$3.5 million in 2016 to US$4.0 million in 2017. For the six months ended June 30, 2017 and 2018, our revenues were US$6.6 million and US$7.9 million, respectively, ~~.Our~~ and our net profit was US$1.5 million and US$1.3 million ~~for the six months ended June 30, 2017 and 2018~~, respectively.”

2.	We note your response to comment 5. Please tell us how you are defining and calculating “historically accumulated” customers for purposes of your disclosure and revise your disclosure as necessary to reconcile how, on the one hand, you had 692 revenue - generating logistics customers for the fiscal year ended December 31, 2016 and 627 for the fiscal year ended December 31, 2017, but on the other hand, you had accumulated only 270 logistics customers as of the date of the prospectus.

Response: In response to the Staff’s comment, we deleted the disclosure regarding the historically accumulated customers and focus our disclosure on the customers that we generated revenue from in the years ended December 31, 2017 and 2016 and the six months ended June 30, 2018. An example of the revised language, which is included on page 3 of Form F-1 is set forth below; the remainder of the disclosure in Form F-1 is similarly revised to reflect this information.

“~~As of the date of this prospectus, we have historically accumulated a total of 3,470 corporate and government customers engaged in global trade, including 3,105 international trade businesses and manufacturers in diverse vertical industries, 95 government agencies and regulatory authorities, and 270 logistics and other various service providers.~~ Our corporate and government customers include (i) international trade businesses and manufacturers, (ii) government agencies and regulatory authorities, and (iii) logistics and other various service providers. For the fiscal year ended December 31, 2016, we generated revenue from a total of 1,757 customers, of which 1,010 are international trade businesses and manufacturers, 55 are government agencies and authorities, and 692 are logistics and other service providers. For the fiscal year ended December 31, 2017, we generated revenue from a total of 1,633 customers, of which 936 are international trade businesses and manufacturers, 70 are government agencies and authorities, and 627 are logistics and other service providers. For the six months ended June 30, 2018, we generated revenue from a total of 739 customers, of which 257 are international trade businesses and manufacturers, 67 are government agencies and authorities, and 415 are logistics and other service providers.

We generate a significant portion of our revenues from a relatively small number of major customers. For the year ended December 31, 2017, two government customers accounted for 17.2% and 13.1% of our total revenues, respectively. For the year ended December 31, 2016, three government customers accounted for 16.0%, 12.2%, and 10.0% of our total revenues, respectively. For the six months ended June 30, 2018, one government customer accounted for 16.7% of our total revenues.”

3.	Please revise the second to last paragraph discussing revenue generating customers to provide comparable information for the six months ended June 30, 2018. Please also balance your disclosure by clarifying that a significant portion of your revenue comes from a small number of major customers, and please describe the categories of such major customers so that investors can appreciate the significance of the disclosed customer data.

Response: In response to the Staff’s comment we have revised the disclosure in Form F-1 to incorporate the required information. An example of the revised language, which is included on page 3 of Form F-1 is set forth below; the remainder of the disclosure in Form F-1 is similarly revised to reflect this information.

“For the six months ended June 30, 2018, we generated revenue from a total of 739 customers, of which 257 are international trade businesses and manufacturers, 67 are government agencies and authorities, and 415 are logistics and other service providers.

We generate a significant portion of our revenues from a relatively small number of major customers. For the year ended December 31, 2017, two government customers accounted for 17.2% and 13.1% of our total revenues, respectively. For the year ended December 31, 2016, three government customers accounted for 16.0%, 12.2%, and 10.0% of our total revenues, respectively. For the six months ended June 30, 2018, one government customer accounted for 16.7% of our total revenues.

Our Competitive Strengths

We believe that the following competitive strengths contribute to our success and differentiate us from our competitors:

●	Global Trade Software Application Pioneer. We introduced software applications for international trade companies when we launched our operations in 1997. Since our inception, we have continued to innovate by developing technologies that enable us to consistently and successfully deliver a series of solutions and services that address the evolving and changing needs of our customers.

●	Deep Domain Knowledge and Industry Expertise. We have gained and developed deep domain knowledge and industry expertise from over twenty years of experience in service, which is built into and will continue to contribute to the robust and differentiated capabilities of our solutions and services. We believe domain knowledge and industry expertise is a significant competitive barrier due to the complex nature of global trade.

●	Solid and Diversified Customer Base. ~~Since our inception, we have historically accumulated a total of 3,470 corporate and government customers engaged in global trade.~~ Our corporate and government customers include global trade businesses and manufacturers across a broad range of industries, government agencies and authorities, as well as logistics and other service providers. Our solid customer base enables us to continually cross sell our solutions and services and to expand our market share.

●	Comprehensive and Robust Service Portfolio. Our proven track-record with our customers demonstrates the strengths in our comprehensive and robust solution and service portfolio that is built to handle the complexities of global trade business. We continue to leverage disruptive technologies to expand the breadth and adaptability of our portfolio of offerings to service a wider range of customers.”

Use of Proceeds, page 39

4.	We note your response to comment 10. Please revise the fifth paragraph to quantify the estimated net proceeds that may be loaned or contributed to your PRC subsidiary without additional registration or approval.

Response: In response to the Staff’s comment we have revised the disclosure on page 39 of Form F-1.

“In utilizing the proceeds of this Offering, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiary and branches only through loans or capital contributions. None of the proceeds of this Offering can be loaned or contributed to our PRC subsidiary without additional government registration or approval. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans or make additional capital contributions to our PRC subsidiary and branches to fund its capital expenditures or working capital. There is, in effect, no statutory limit on the amount of capital contribution that we can make to our PRC subsidiary. This is because there are no statutory limits on the amount of registered capital for our PRC subsidiary, and we are allowed to make capital contributions to our PRC subsidiary by subscribing for its initial registered capital and increased registered capital, provided that the PRC subsidiary completes the relevant necessary filing and registration procedures in accordance with the applicable laws and regulations. With respect to loans to the PRC subsidiary by us, (i) if the relevant PRC subsidiary determines to adopt the traditional foreign exchange administration mechanism, or the current foreign debt mechanism, the outstanding amount of the loans shall not exceed the difference between the total investment and the registered capital of the PRC subsidiary and there is, in effect, no statutory limits on the amount of loans that we can make to our PRC subsidiary under this circumstance since we can increase the registered capital of our PRC subsidiary by making capital contributions to them, subject to the completion of relevant registrations, and the difference between the total investment and the registered capital will increase accordingly; and (ii) if the relevant PRC subsidiary determines to adopt the foreign exchange administration mechanism as provided in the Notice of the People's Bank of China (“PBOC”) on Full-coverage Macro-prudent Management of Cross-border Financing (the “PBOC Notice No. 9”), the risk-weighted outstanding amount of the loans, which shall be calculated based on the formula provided in the PBOC Notice No. 9, shall not exceed 200% of the net asset of the relevant PRC subsidiary. According to the PBOC Notice No. 9, after a transition period of one year since the promulgation of the PBOC Notice No. 9, the PBOC and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of the PBOC Notice No. 9. As of the date hereof, neither PBOC nor SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It is uncertain which mechanism will be adopted by PBOC and SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC subsidiary.”

Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 53

5.	We note your revised disclosure on page 54 in response to comment 12. Please address the following:

a.	Please revise to disclose the portion of your accounts payable balance that relates to suppliers whose payments are due when you receive payments from your customers;

b.	Explain why suppliers would agree to payment terms based on when you receive payments from your customers, considering the length of your contracts and the complicated government approval process for payments. Tell us your obligation to the extent you do not receive payment from your customers. Also, tell us whether your obligation to pay your suppliers is dependent on the acceptance by your customer; and

c.	Please clarify the disclosure that you have never entered into any long-term financing arrangement with your suppliers. In this regard, we note that your application development services may extend over a period of time up to three years and a significant portion is billed to your customers in the last phase upon completion of the project.

Response: In response to the Staff’s comment we have revised the disclosure on page 54 of Form F-1.

“Our accounts payable balance significantly increased from approximately $7.4 million as of December 31, 2016 to $12.1 million as of December 31, 2017 and further increased to $12.7 million as of June 30, 2018. The increase in accounts payable was mainly due to increase purchase from our suppliers and subcontractors for the ongoing projects with our customers. ~~Our~~ 69.3%, 67.8% and 58.6% of our accounts payable balances with suppliers are due when the Company received customer payment on the projects as of June 30, 2018, December 31, 2017 and 2016, respectively. Based on the long term relationship, we might be able to slow down payments based on the Company’s working capital. As of December 31, 2017 and 2016 and for the six months ended June 30, 2018, 98.2% ~~and~~, 98.0% and 74.0% of accounts payable balance were aged within one year, respectively. We have never entered into any long term financing arrangements with our suppliers.”

The Company respectfully advises the Staff that these suppliers usually are the Company’s subcontractors and their services or products are part of the Company’s deliverables to the customers. The Company generally includes a “Pay when paid” clause (i.e., that the Company will pay the subcontractor after receiving payment from the customer) in the contracts in order to avoid cash flow problems that can occur if the Company has to pay the subcontractors before receiving payment from the customers. We believe our “Pay when paid” clause is simply a timing mechanism to postpone payments but does not excuse the Company from having a payment obligation to the subcontractor, regardless of whether the customer has paid the Company or accepted the services or products.

The Company clarifies that the period of up to three years for application development services is due to the fact that the Company sometimes provides post-contract support (“PCS”) for a period from three months to three years (“PCS period”). The PCS service are all performed by the Company’s engineers without involving subcontractors. As of December 31, 2017, 2016 and June 30, 2018, 98.2%, 98.0% and 74.0% of accounts payable balance were aged within one year, respectively. We did not have any long-term financing arrangement with our suppliers.

6.	We note your response to comment 13 that you do not believe an aging analysis is necessary because the unbilled accounts receivable represent a significant portion of the accounts receivable balance. Provide us with and tell us how you considered disclosure of an aging analysis of billed accounts receivable as of each balance sheet date to highlight any trends and uncertainties with respect to liquidity. Please include in your analysis the amount of unbilled accounts receivable related to contracts where the customer is past due on their billed accounts receivable.

Response: In response to the Staff’s comment we have revised the disclosure on page 55 of Form F-1.

“The aging of accounts receivables are as follows:

	December 31, 2017	December 31, 2016	June 30, 2018
0-90 days	$4,168,586	$304,569	$1,822,747
90-180 days	33,092	13,003	1,826,020
180-360 days	47,331	333,287	53,694
over one years	325,142	38,548	318,563
Sub total	4,574,151	689,407	4,021,024
Unbilled accounts receivable	8,533,199	4,460,773	11,196,237
Allowance	(36,285)	(15,083)	(138,701)
Total accounts receivable, net	$13,071,065	$5,135,097	$15,078,560

The Company has never entered into extended payment terms or concessions with any of its customers for the years ended December 31, 2017 and 2016 and for the six months ended June 30, 2018. From past experience, the Company has never had any significant loss in collection of the contract amount. The significant outstanding accounts balances were mainly related to certain government customers and considered collectable from the perspective of the customers’ ability to pay. Due to multiple levels of the government approval process for payments, it could takes extra time for us to collect the full proceeds from government customers, As of December 31, 2017 and 2016 and June 30, 2018, the unbilled accounts receivable balance related to contracts where customer is past due on their billed accounts receivable amounted to $1,070,298, $1,699,641 and $1,885,902, respectively. With increasing communication with our customers and improved collection efforts, we believe we are able to successfully collect the balances.”

7.	In your response to comment 17, you indicate that it could take extra time for your customers to pay off receivables balances due to the complicated government approval process for payments. You also note that by increasing communication with your customer and improved collections efforts, you believe you will be able to successfully collect the balances. Please revise your discussion of liquidity to provide further insight into these material trends and their impact on your accounts receivables for each period presented. Also, please discuss the complicated government approval process for payments in the related risk factor at the top of page 14.

Response: In response to the Staff’s comment we have revised the disclosure on page 14 of Form F-1 as set forth below.

“If we are unable to collect our receivables from our existing customers, our results of operations and cash flows could be adversely affected.

Our business depends on our ability to successfully obtain payment from our customers of the amounts they owe us for our services. As of June 30, 2018 and December 31, 2017 and 2016, our accounts receivable balance, net of allowance, amounted to approximately $15.1 million, $13.1 million and $5.1 million, respectively. As of June 30, 2018, two customers accounted for 18.1% and 11.2% of the Company’s accounts receivable, respectively. As of December 31, 2017, four customers accounted for 18.7%, 15.9%, 13.5%, and 10.8% of our accounts receivable, respectively. As of December 31, 2016, three customers accounted for 29.7%, 18.2% and 11.2% of our accounts receivables, respectively. The significant outstanding accounts receivable balance was mainly related to certain projects for our government customers such as government agencies, authorities and state-owned enterprises. Due to multiple levels of the government approval process for payments, it could take extra time for us to collect the full proceeds from our government customers. In addition, since ~~Since~~ we generally do not require collateral or other security from our customers, we establish an allowance for doubtful accounts based upon estimates, historical experience and other factors surrounding the credit risk of specific customers. However, actual losses on customer receivables balance could differ from those that we anticipate and as a result we might need to adjust our allowance. There is no guarantee that we will accurately assess the creditworthiness of our customers. Macroeconomic conditions, including related turmoil in the global financial system, could also result in financial difficulties for our customers, including limited access to the credit markets, insolvency or bankruptcy, and as a result could cause customers to delay payments to us, request modifications to their payment arrangements that could increase our receivables balance, or default on their payment obligations to us. As a result, an extended delay or default in payment relating to a significant account will have a material and adverse effect on the aging schedule and turnover days of our accounts receivable. If we are unable to collect our receivables from our customers in accordance with the contracts with our customers, our results of operations and cash flows could be adversely affected.”

Page 55:

“The Company has never entered into extended payment terms or concessions with any of its customers for the years ended December 31, 2017 and 2016 and for the six months ended June 30, 2018. From past experience, the Company has never had any significant loss in collection of the contract amount. The significant outstanding accounts balances were mainly related to certain government customers and considered collectable from the perspective of the customers’ ability to pay. Due to multiple levels of the government approval process for payments, it could takes extra time for us to collect the full proceeds from government customers, As of December 31, 2017 and 2016 and June 30, 2018, the unbilled accounts receivable balance related to contracts where customer is past due on their billed accounts receivable amounted to $1,070,298, $1,699,641 and $1,885,902, respectively. With increasing communication with our customers and improved collection efforts, we believe we are able to successfully collect the balances.”

Those above customers are mainly comprised of large government organizations and related agencies with good credit history. They generally negotiated to pay us in three or less phases through the contract term and a significant portion (50%) of contract amount usually is billed in the last phase upon the completion of the related projects. For the year ended December 31, 2017 and six months ended June 30, 2018, the Company had more contract with government and related agency customers and those projects were under progress. As a result, the Company’s account receivable balance increased to $13.1 million as of December 31, 2017 from $5.1 million as of December 31, 2016 and further increased to $15.1 million as of June 30, 2018. The average accounts receivable turnover in days for the years ended December 31, 2017 and 2016 and for the six months ended June 30, 2018 was 154 days and 64 days and 329 days respectively.

Our management reviews the accounts receivable on a periodic basis and makes allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual accounts receivable balances, we consider several factors, including the age of the balance, the customer's payment history, and current credit-worthiness, and current economic trends. Typically, the Company includes unbilled receivables in accounts receivable for contracts on which revenue has been recognized, but for which the customer has not yet been billed. As of June 30, 2018, December 31, 2017 and 2016, the unbilled receivable of $11,196,237, $8,533,199 and $4,460,773 were included in accounts receivable, respectively. As of October 29, 2018, approximately $6.2 million of total accounts receivable balance as of December 31, 2017 was collected. It presented that 90% of billed accounts receivable balance as of December 31, 2017 were collected by October 29, 2018. In addition, certain major customers confirmed to settle their outstanding balance of approximately $3.9 million prior to December 31, 2018. As a result, 70% of unbilled balance as of December 31, 2017 were collected or confirmed to be collected prior to December 31, 2018. Due to the complicated government approval process for payments, it could takes extra time for our customers to pay off the balances. With the increasing communication with our customer and improved collection efforts, we believe we are able to successfully collect the remaining balance ~~The Company expects to collect the remaining balances~~ within one year.”

Note 2 - Summary of Significant Accounting Policies Revenue Recognition, page F-12

8.	You indicate in response to comment 18 that your arrangements do not fall within the scope of software revenue recognition guidance of ASC 985-605. Explain the nature of your application development services, and tell us how you considered the guidance in ASC 985-605-15-3(e) indicating that arrangements to deliver a software system, either alone or together with other products or services that require significant production, modification or customization of software are within the scope of ASC 985-605. In this regard, we note that you are a provider of software application and technology solutions and services that are built from your multiple proprietary technology platforms, including the Powerbridge System Platform, from which you generate your application development services revenue. Clarify whether the application you deliver as part of your application development services is a software system.

Response: The Company respectfully advises the Staff that the Company has analyzed the scope of the software revenue recognition guidance in ASC 985-605-15-3 and ASC 985-605-15-4 and concluded that it is not currently required to apply such software revenue recognition guidance to any of its services because the Company determines the software element is incidental to the customized application development service in our arrangement as a whole for the following reasons:

1.       The nature of the Company’s application development services is to provide customized application development solutions and services to its customers, but not a software system. The Company’s past arrangements with its customers have never included a software licensing element. The pricing for the Company’s fixed price customization application development service contracts is based on the time spent by, and applicable charge rates of, highly-qualified professionals who develop specific solutions and services to meet customers’ needs, similar to an outsourcing arrangement.

2.       The focus of the Company’s service offerings has been on customized application development services that are provided to its customers, and the Company has not historically licensed, sold or otherwise marketed any core or off-the-shelf software products to its customers as part of its services or separately.

3.       The Company’s services are highly customized to customers’ needs. Therefore, historically, the Company has not incurred significant amounts of time and effort nor incurred significant cost to develop software that it intends to sell, lease, or otherwise market. The Company’s own technology platforms, including Powerbridge System Platform, is our internally used software development tools to efficiently develop customized application development solutions and services. The Company has not generated any revenues from its own technology platforms, such as Powerbridge System Platform.

Based on the considerations enumerated above, the Company has concluded that its customized application development service arrangements with customers do not fall within the scope of paragraph 2 of ASC 985-605.

9.	We note your response to comment 17. For your customer arrangements that are billed in phases, please disclose your typical payment terms for both amounts billed during the contract term and amounts billed upon contract completion. In addition, please address the following in relation to your assessment that collectability is reasonably assured and the fee is fixed or determinable:

a.	Tell us whether your right to payment is dependent on the customer acceptance provisions;

b.	Tell us whether, and if so, how, the complicated government approval process is initially considered in your negotiated payment terms;

c.	Tell us whether you have subsequently modified the negotiated payment provisions, for example, as a result of the complicated government approval process;

d.	Explain how the typical payments terms result in most of your collections completed in the second half of the year, as noted from your disclosure in the last paragraph on page 53; and

e.	Tell us when the amounts included in your accounts receivable balance as of December 31, 2017 were actually collected in relation to the negotiated payment terms.

Response: The Company respectfully advises the Staff that the Company always enter into a fixed-fee arrangement in a typical multiple-phase customized application development service contract with government related agencies and state-owned companies. The billing term can vary depending on each specific project. Generally speaking, the Company bills the customer 20% to 30% of total fee upon signing the contract, 20% to 30% of total fee upon completion of developing, implementing and testing the customized applications and the remaining 30% to 50% of total fee is billed after the customer internally approves the project and signs off the acceptance form. These terms are negotiated at the inception of the contract, not subsequently negotiated or modified. Pursuant to the contract, the Company has enforceable rights on payments for the work performed therefore our right to payments for the work performed is not depending on the final acceptance by our customers. However, any failure on the acceptance could require additional performance from the Company to meet the customer’s requirements in order to obtain the final acceptance. The Company always completes its quality assurance programs, including testing of the customized applications at the customers’ sites to confirm the application functions meeting the customers’ specifications. As a result, from past experience, we have never experienced any rejections from our customers.

The government’s payment process requires multiple levels of government officials’ approvals, which cannot be reasonability estimated by the Company when initially negotiating the contract. We have never subsequently modified the payment provisions. As a general practice, our government customers usually approve and settle the outstanding balanced during the second half of each calendar year due to municipal administration on budget and payment practices. As of October 29, 2018, 90% of billed accounts receivable balance as of December 31, 2017 was collected and 70% of unbilled balance as of December 31, 2017 was collected or confirmed to be collected prior to December 31, 2018. From past experience, the Company has never experienced any significant bad debts from these customers.

In summary, our arrangements with these customers are fixed price and we have enforceable rights for the worked performed. The Company assesses that its government customers, consisting of government related agencies and state owned companies, generally have good credit-worthiness and there is no doubts that these customers have intention and ability to fulfill the payment obligation at the point of revenue recognition. From past experience, the Company has never experienced any significant losses on collection. As a result, the Company believes the collectability is reasonably assured and the fee is fixed or determinable.

10.	We note your revised disclosure in response to comment 16 indicating that your contracts contain negotiated billing terms which generally include multiple payment phases throughout the contract term and a significant portion of the contract amount usually is billed upon the completion of the related projects. Explain why the billing terms were negotiated in this manner. As part of your response, tell us whether the billing terms indicate that the final act of completing the project is so significant in relation to the overall transaction that the transfer of value to the customer only takes place when the final act is completed and the completed performance model should be used to recognize revenue. In this regard, we note that a significant portion of the contract amount usually does not become billable until completion and customer acceptance is generally required upon delivery of application development services.

Response: The Company respectfully advises the Staff that for the government related projects, our customers, consisting of government related agencies and state-owned companies, have more bargaining power in negotiating the contract terms. They generally require a large portion of the contract fee to be due upon project acceptance, which is typical for many government related projects.

The Company does not believe the final act of the customer acceptance procedure is so significant in relation to the overall transaction that the transfer of value to the customer only takes place when the customer acceptance is completed. Since the customized applications for these contracts are usually successfully implemented and tested at the customers’ site prior to the customers’ signing off the acceptance forms, our work are substantially completed and most of our cost have incurred prior to the customers’ acceptance.

Our customized application development service contracts generally require us to perform services based on customers’ specific needs, so the acceptance provision in the contract is based on the customer-specified objective criteria. The Company can reliably demonstrate that the customized applications meet the customer-specified objective criteria before the formal customers’ acceptance, because the Company always implement the customized applications at the customers’ sites and complete the testing prior to the customers’ acceptance. From past experience, the Company has never received rejections from its customers. In addition, the Company has enforceable rights on payments for the work performed. In accordance with SAB 104, the Company is allowed to recognize revenue using the percentage completion method prior to formal acceptance has occurred, if all other revenue recognition criteria have been met.

11.	You indicate on page 55, in response to comment 12, that 59.4% of unbilled accounts receivable were due from four major customers with contracts that were substantially or fully completed as of December 31, 2017. Tell us more specifically why these amounts had not been billed as of December 31, 2017, considering that your customers generally agreed to pay in multiple phases throughout the contract term and a significant portion of the contract amount is billed in the last phase upon completion of the related project.

Response: The Company respectively advises the Staff that the portion of the unbilled accounts receivable due from four major government customers were not billed was because the related customers did not sign off on the customer acceptance forms as of December 31, 2017, even though these contracts were substantially completed. As of November 30, 2018, for customer A, we received acceptance from ten national government bureaus for its related projects which is in full acceptance required at the national government level, but are anticipating for the final acceptance from the local government which is expected to be received during the first quarter of 2019. For customer B, we received full acceptance from ten national government bureaus but are anticipating for the final acceptance from the local government which is expected to be received prior to December 31, 2018. For customer C, we received full acceptance from ten national government bureaus but are anticipating for the final acceptance from the local government which is expected to be received during the first quarter of 2019. For customer D, we received full acceptance from ten national government bureaus and the final acceptance from the local government. These unbilled receivables will be fully billed and collected prior to the end of the first quarter of 2019.

Notes to Consolidated Financial Statements Note 3 - Accounts receivable, net, page F-21

12.	We note your response to comment 19 that all of your billed and unbilled receivables are expected to be billed and collected within one year. We also note from your disclosure on page 55 that your accounts receivable turnover was 329 days for the six months ended June 30, 2018 and only 70% of your unbilled accounts receivable balance as of December 31, 2017 were collected or confirmed to be collected prior to December 31, 2018. Tell us how you have concluded that both your billed and unbilled receivables will be billed and collected within one year.

Response: In response to the Staff’s comment we have added the following disclosure on Note 3 on page F-21 of Form F-1.

“Note 3 — Accounts receivable, net

Accounts receivable, net, consist of the following:

			As of
	As of December 31		June 30,
	2017	2016	2018
			(Unaudited)
Accounts receivable	$13,107,350	$5,150,180	$15,217,261
Less: Allowance for doubtful accounts	(36,285)	(15,083)	(138,701)
Total accounts receivable, net	$13,071,065	$5,135,097	15,078,560

Unbilled accounts receivable included in accounts receivable above amounted to $8,533,199 and $4,460,773 and $11,196,237 as of December 31, 2017, December 31, 2016 and June 30, 2018, respectively. The unbilled accounts receivables as of December 31, 2017 and June 30, 2018 are expected to be billed within one year and collected over one year. The billed accounts receivable are expected to be collected within one year. ~~The unbilled receivables are expected to be billed and collected within one year.”~~

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Arila Zhou at azhou@htflawyers.com or by telephone at 212-530-2207.

Very truly yours,

/s/ Ban Lor
Ban Lor CEO

cc:	Hunter Taubman Fischer & Li LLC